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                                             Filed by Union Planters Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

     Subject Companies: Union Planters Corporation (Commission File No. 1-10160)
                      Regions Financial Corporation (Commission File No. 0-6159)



[Regions Logo]                                            [Union Planters Logo]

INVESTOR RELATIONS CONTACTS:                REGIONS FINANCIAL CORP.:
                                            Jenifer M. Goforth
                                            205/244-2823
                                            UNION PLANTERS CORP.:
                                            Richard Trigger
                                            901/580-5977

MEDIA RELATIONS CONTACTS:                   REGIONS FINANCIAL CORP.:
                                            Kristi Lamont Ellis
                                            205/326-7179
                                            UNION PLANTERS CORP.:
                                            Linda G. Childs
                                            901/580-4915

MAY 21, 2004

                       REGIONS AND UNION PLANTERS ANNOUNCE
             AGREEMENT IN PRINCIPLE TO SETTLE STOCKHOLDER LITIGATION

BIRMINGHAM, ALA., AND MEMPHIS, TENN. - Regions Financial Corporation (NYSE: RF) and Union Planters Corporation (NYSE: UPC) have agreed in principle to settle the previously disclosed purported stockholder class actions pending against them which challenged the proposed merger between the companies.

"Regions and Union Planters have agreed to the settlement of these class actions to eliminate the burden and expense of further litigation," said Regions Chairman and CEO Carl E. Jones Jr.

In the settlement, Regions and Union Planters will agree to waive their right to receive any portion of the termination fee payable under the merger agreement in excess of $164,250,000 and $233,600,000, respectively. In addition, the companies have each agreed to publicly announce additional information regarding the merger in a Form 8-K filed with the SEC.

Under the terms of the settlement, all claims relating to the merger agreement and the proposed merger will be dismissed and released on behalf of the settlement class. The settlement is subject to approval by the courts in which the actions are pending. Upon approval of the proposed settlement by the courts, plaintiff's attorneys are expected to apply for an award of attorneys' fees and expenses.

"We are pleased to put this matter behind us," said Union Planters Chairman and CEO Jackson W. Moore. "We can now focus completely on what we are looking forward to - our respective stockholder meetings on June 8 and then completing the merger of these two companies to create one of the largest financial services companies in the United States."

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ABOUT REGIONS FINANCIAL CORPORATION

Regions, headquartered in Birmingham, Ala., is a full-service provider of banking, securities brokerage, mortgage and insurance products and services. As of Dec. 31, 2003, Regions had $48.6 billion in assets and shareholders' equity of $4.5 billion. Its banking subsidiary, Regions Bank, operates more than 680 offices across a nine-state geographic footprint in the South and Texas. Its securities brokerage subsidiary, Morgan Keegan, provides investment and brokerage services from more than 140 offices. Additional information about Regions, which is a member of both the Forbes and Fortune 500, can be found at www.Regions.com.

ABOUT UNION PLANTERS

Union Planters Corporation, Memphis, Tenn., with total assets of $31.9 billion at Dec. 31, 2003, is the largest bank holding company in Tennessee and among the 30 largest bank holding companies in the United States. Union Planters Bank, National Association, the principal banking subsidiary, was founded in 1869 and operates branches in 12 states: Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee and Texas. Union Planters offers a full range of commercial and consumer financial solutions through a network of 717 banking offices, 925 ATMs and the resources of specialized business units. Union Planters Corporation's common stock is traded on the New York Stock Exchange under the symbol UPC and is included in the Standard and Poor's 500 Index, the Standard and Poor's 500 Regional Banks Index, the Standard and Poor's 500 Financials Index, the NYSE Composite Index and the Russell 1000 Index.

Statements made in this news release and in oral statements by the management of Regions and Union Planters, other than those containing historical information, are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Regions and Union Planters, including future financial and operating results, Regions' and Union Planters' plans, objectives, expectations and intentions. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Regions or Union Planters stockholders to approve the merger; the risk that Regions and Union Planters may not have the ability to effect the proposed merger; the risk that the businesses will not be integrated successfully, including integration of information systems and retention of key personnel; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the United States and internationally. Additional factors that could cause Regions' and Union Planters' results to differ materially from those described in the forward-looking

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statements can be found in the 2003 annual reports on Forms 10-K of Regions and
Union Planters, and in the quarterly reports on Forms 10-Q of Regions and Union Planters, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site www.sec.gov.

Regions and Union Planters undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Stockholders are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions and Union Planters, without charge, at the Securities and Exchange Commission's Internet site www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Jenifer M. Goforth, Regions Financial Corporation, P. O. Box 10247, Birmingham, AL 35202-0247, telephone: 205/244-2823 or to Richard W. Trigger, Union Planters Corporation, 6200 Poplar Ave., Memphis, TN 38119, telephone: 901/580-5977. The respective directors and executive officers of Regions and Union Planters and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions' and Union Planters' directors and executive officers is available in the joint proxy statement/prospectus filed with the Securities and Exchange Commission.
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Union Planters Corporation has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a definitive joint proxy statement/prospectus regarding the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus, because it contains important information. Shareholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Regions Financial Corporation and Union Planters Corporation, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Regions Financial Corporation, 417 North 20th Street, Birmingham, Alabama 35203,
Attention: Jenifer M. Goforth, Director of Investor Relations, 205-244-2823, or to Union Planters Corporation, 6200 Poplar Avenue, Memphis, Tennessee 38119,
Attention: Richard W. Trigger, Director of Investor Relations, 901-580-5977. The respective directors and executive officers of Regions Financial Corporation and Union Planters Corporation and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions Financial Corporation's and Union Planters Corporation's directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in their respective joint proxy statement/prospectus filed with the SEC on April 29, 2004.